UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CrowdGather, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

22787P 107

(CUSIP Number)

Sanjay Sabnani, 20300 Ventura Blvd., Suite 330,
Woodland Hills, California 91364.
(818) 435-2472

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 19, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22787P 107

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Sanjay Sabnani, Sabnani IRA, Typhoon Capital Consultants, LLC (EIN: 95-4612173)

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

	3.	SEC Use Only

	4.	Source of Funds (See Instructions) OO

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ______________ __________________________________

	6.	Citizenship or Place of Organization US

Number of	7.	Sole Voting Power 16,280,750
Shares
Beneficially	8.	Shared Voting Power 900,000
Owned by
Each	9.	Sole Dispositive Power 16,280,750
Reporting	10.	Shared Dispositive Power 900,000
Person
With

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,280,750

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _☒

	13.	Percent of Class Represented by Amount in Row (11) 28.6%

	14.	Type of Reporting Person (See Instructions)
IN and OO

PURPOSES OF AMENDMENT

This Amendment No. 1 to Schedule 13D relates to shares of common stock in CrowdGather, Inc., a Nevada corporation (the “Issuer”).  This Amendment No. 1 supplements and amends the initial statement on Schedule 13D filed on April 2, 2008 (the “Initial Statement”) by Sanjay Sabnani.  This Amendment No. 1 is being filed to report a change in Mr. Sabnani’s beneficial ownership as a result of Mr. Sabnani’s purchase of additional shares on the open market on April 19, 2011, April 20, 2011 and April 21, 2011 and to report the cancellation of shares as reported in the Issuer’s Current Report on Form 8-K filed on March 2, 2010.  Capitalized terms used herein and not otherwise defined herein shall have the meaning given to them in the Initial Statement.

ITEM 2. Identity and Background

Item 2 of the Initial Statement is being amended to read in its entirety as follows:

“(a)	Name:	Sanjay Sabnani; Typhoon Capital Consultants, LLC, owned and managed by Mr. Sabnani; Sabnani IRA owned by Mr. Sabnani.

(b)	Business Address:	20300 Ventura Blvd., Suite 330, Woodland Hills, California 91364

(c)	Present Principal Occupation:	President, Chief Executive Officer and Secretary of the Issuer.

(d)	Disclosure of Criminal Proceedings:	Mr. Sabnani has not been convicted in any criminal proceeding at any time.

(e)	Disclosure of Civil Proceedings:
Mr. Sabnani has not been subject to any judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship:	Mr. Sabnani is a citizen of the U.S.; Typhoon Capital Consultants, LLC is organized in California.”

ITEM 3. Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is being amended to read in its entirety as follows:

“The membership units of General Mayhem, LLC, a privately held California limited liability company that were indirectly owned by Mr. Sabnani (as set forth herein) were exchanged for an aggregate of 22,110,550 shares of the Issuer’s common stock.

On February 27, 2010, Typhoon Capital Consultants LLC, owned by Mr. Sabnani, agreed to cancel 5,000,000 shares of common stock in order to mitigate of dilution to the Issuer’s stockholders when certain debentures were converted into common shares on February 27, 2010.

On April 19, 2011, Sabnani IRA, owned by Mr. Sabnani, acquired 25,000 shares of the Issuer’s common stock on the open market in exchange for total consideration of $20,250, with the per share price ranging $0.80 to $0.84 per share.

On April 20, 2011, Sabnani IRA, owned by Mr. Sabnani, acquired 5,000 shares of the Issuer’s common stock on the open market in exchange for total consideration of $4,200, or $0.84 per share.

On April 21, 2011, Sabnani IRA, owned by Mr. Sabnani, acquired 10,200 shares of the Issuer’s common stock on the open market in exchange for consideration of $8,364, or $0.82 per share.”

ITEM 4. Purpose of Transaction

Item 4 of the Initial Statement is being amended to read in its entirety as follows:

“On April 2, 2008, as reported in the Issuer’s Current Report on Form 8-K filed on April 8, 2008, Mr. Sabnani indirectly acquired 22,110,550 shares of the Issuer’s common stock in exchange for the membership units of General Mayhem, LLC, a privately held California limited liability company that was acquired in a two-step transaction as the Issuer’s wholly owned subsidiary on April 2, 2008, pursuant to an agreement and plan of merger.  On April 2, 2008, Mr. Sabnani was appointed as the Issuer’s sole officer and director, though his appointment as a director became effective 10 days after the mailing of the Issuer’s Information Statement on Schedule 14f-1.

On February 27, 2010, as reported in the Issuer’s Current Report on Form 8-K filed on March 2, 2010, Typhoon Capital Consultants LLC, owned by Mr. Sabnani, agreed to cancel 5,000,000 shares of common stock in order to mitigate of dilution to the Issuer’s stockholders when certain debentures were converted into common shares on February 27, 2010.

On April 19, 2011, Mr. Sabnani indirectly acquired 25,000 shares of the Issuer’s common stock on the open market as an investment for Sabnani IRA, Mr. Sabnani’s individual retirement account.

On April 20, 2011, Mr. Sabnani indirectly acquired 5,000 shares of the Issuer’s common stock on the open market as an investment for Sabnani IRA, Mr. Sabnani’s individual retirement account.

On April 21, 2011, Mr. Sabnani indirectly acquired 10,200 shares of the Issuer’s common stock on the open market as an investment for Sabnani IRA, Mr. Sabnani’s individual retirement account.”

ITEM 5. Interest in Securities of the Issuer

Item 5 of the Initial Statement is being amended to read in its entirety as follows:

“Mr. Sabnani beneficially owns a total of 16,280,750 shares of the Issuer’s common stock as follows:

(a) Mr. Sabnani indirectly and personally owns 16,280,750 shares of the Issuer’s common stock which comprises approximately 28.6% of the Issuer’s total issued and outstanding shares.

(b) Mr. Sabnani has sole voting and dispositive power as to the 16,280,750 shares he owns indirectly.

(c) On April 2, 2008, Mr. Sabnani indirectly acquired 22,110,550 shares of the Issuer’s shares in exchange for the membership units of General Mayhem, LLC, a privately held California limited liability company that was acquired in a two-step transaction as the Issuer’s wholly owned subsidiary on April 2, 2008 pursuant to an agreement and plan of merger.  Mr. Sabnani indirectly owns the shares as follows: 16,210,550 shares are held by Typhoon Capital Consultants, LLC, of which Mr. Sabnani is the Manager and owner; 70,200 shares are held by Sabnani IRA, of which Mr. Sabnani is the owner; and 900,000 shares are owned by the Sabnani Children Income Trust, of which Mr. Sabnani's spouse is the Trustee. Mr. Sabnani may be deemed to share voting and investment power with respect to the shares held in irrevocable trust for his children due to his wife's role as sole trustee for this trust. Mr. Sabnani disclaims beneficial ownership of these shares, except as to his pecuniary interest therein. On April 2, 2008, Mr. Sabnani was appointed as the Issuer’s sole officer and director, though his appointment as a director became effective 10 days after the mailing of the Issuer’s Information Statement on Schedule 14f-1.

(d) Not Applicable.

(e) Not Applicable.

Item 7.  Material to Be Filed as Exhibits

Reference is hereby made to the Issuer’s Information Statement on Schedule 14f-1 filed with the Securities and Exchange Commission on or about April 2, 2008, the Form 8-K filed on or about April 8, 2008, and the Form 8-K filed on or about March 2, 2010.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2011
TYPHOON CAPITAL CONSULTANTS, LLC

By:	/s/ Sanjay Sabnani
Name:	Sanjay Sabnani
Title:	Manager

SANJAY SABNANI

/s/ Sanjay Sabnani
Sanjay Sabnani

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)